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Enterra Provides Drilling and Operations Update

Calgary, Alberta – (CNW – March 29, 2010) Enterra Energy Trust (“Enterra” or the “Trust”) provides an operations update on its Cardium play in Alberta, and its Circus Viola and Hunton plays in Oklahoma and other developments.

In mid-March, the first of two planned 2010 Cardium oil well tests in the Lochend area of Alberta was spudded.  We anticipate that drilling will be completed on the first well in April, to be followed by a multi-stage fracture stimulation and test program.  Preliminary results will be determined by the middle of the second quarter.  Through our ongoing land acquisition program, Enterra’s Cardium land position now exceeds 7,000 net acres of highly prospective acreage, with a total of more than 40 prospective oil well locations.

In Oklahoma, the drilling of our first two wells on the Circus Viola oil play in Jefferson County has been completed.  Both wells reached target depth and proceeded to successful horizontal legs in the lower Viola section.  Both wells encountered substantial indications of oil and gas throughout the Viola section which was highly fractured.  The first well swab tested oil at low rates. The second well is drilled, but untested awaiting improved ground conditions.  Enterra’s plan is to use multi-stage fracture stimulation to improve productivity in the oil zones, and these completions are anticipated to be performed in the next several weeks with results during the second quarter.

In its key liquids-rich Hunton resource play, Enterra is initiating its 2010 drilling program in early June with a single rig which will drill between four and six dual-leg horizontal wells over the course of several months.  These wells are on high working interest lands and will produce into existing water disposal facilities. Peak production from these liquids-rich natural gas wells is anticipated to occur over the winter season and into 2011.

We will also be initiating several drilling programs in the second quarter in our core areas.  This activity will include horizontal drilling in east Alberta in the Dina and Pekisko formations and vertical drilling in the Sparky formation in Saskatchewan.  These wells are all targeting medium and heavy oil production near to our existing production.

In early March, Enterra completed the acquisition of approximately 470 boepd of natural gas and condensate production along with a working interest in a gas processing plant in west central Alberta.  The addition of excess processing plant capacity will allow the re-activation of our Ricinus gas well without the burden of midstream processing fees.  The Ricinus well is capable of producing 450 boepd to Enterra’s interest, but was shut in for economic reasons in mid-2009 with the previous midstream fees a major contributor to this decision.

About Enterra Energy Trust
Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols (ENT.UN, ENT.DB, ENT.DB.A) and Enterra’s trust units are listed on the New York Stock Exchange under the symbol (ENT).  The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 55 percent crude oil and natural gas liquids and 45 percent natural gas.  Enterra has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com
www.enterraenergy.com